UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

As previously disclosed, Ability Computer & Software Industries Ltd. (“Ability”), a wholly-owned subsidiary of Ability Inc. (the “Company”), entered into a Reseller Agreement, effective as of October 20, 2015, with a third party supplier who develops and licenses to Ability on an exclusive basis Ultimate Interception (ULIN), the Company’s principal cellular interception system that it offers (the “Reseller Agreement”). On August 7, 2018, Ability entered into an amendment to the Reseller Agreement which, effective as of October 20, 2018, extends the term of the Reseller Agreement until January 31, 2019. In addition, under the amendment, Ability’s minimum monthly commitment has been reduced from $125,000 to 30,000 Euros, effective as of October 20, 2018. As part of the amendment, the parties agreed to negotiate in good faith the acquisition of certain rights under the Reseller Agreement, with the intent that the terms of such acquisition shall be agreed upon on or prior to January 31, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: August 7, 2018